June 21, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST AND SHININGBANK ENERGY INCOME FUND ANNOUNCE MAILING OF THE JOINT INFORMATION CIRCULAR

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) and Shiningbank Energy Income Fund (“Shiningbank”) (TSX: SHN.UN) are pleased to announce that the joint information circular and proxy  statement (“Information Circular”) with respect to the previously announced plan to merge PrimeWest and Shiningbank (the “Arrangement”) has been mailed.  The Information Circular contains a detailed description of the Arrangement and is available on SEDAR (www.sedar.com) as well as on each of the PrimeWest and Shiningbank websites (www.primewestenergy.com and www.shiningbank.com). The special meetings of Shiningbank Unitholders and PrimeWest Unitholders to vote on the Arrangement are to be held on July 10, 2007 at 9:00 a.m. and 10:00 a.m. (Calgary time), respectively.

The Arrangement will provide for, among other things, the merger of PrimeWest and Shiningbank with the Shiningbank Unitholders receiving 0.62 of a PrimeWest Unit for each Shiningbank Unit held.

The combined trust is expected to be one of the largest oil and gas trusts in North America with an initial enterprise value in excess of $4.5 billion, a reserve life index of 11.5 years and a diversified suite of natural gas and light oil assets, with a significant portfolio of development opportunities.

The Arrangement must be approved by at least 66 2/3% of the votes cast at each of the PrimeWest and Shiningbank special meetings and is also subject to the approval of the Court of Queen's Bench of Alberta as well as the receipt of other regulatory approvals. The merger is expected to be completed on or about July 11, 2007.

All PrimeWest Unitholders and Shiningbank Unitholders are encouraged to vote in person or by proxy at their respective meetings. PrimeWest and Shiningbank have jointly retained Georgeson Inc., as information agent and proxy solicitation agent, to respond to inquiries from unitholders regarding the transaction, the submission of proxy forms and general information. Georgeson may be contacted toll-free at 1-866-690-7477.

PrimeWest Unitholders and Shiningbank Unitholders may also contact PrimeWest or Shiningbank investor relations at the numbers listed below:

George Kesteven

 Debbie Carver

PrimeWest Energy Trust,

 Shiningbank Energy Income Fund

Manager, Investor Relations

 Investor Relations Coordinator

Telephone: 403-699-7367

 Telephone: 403-268-7477

Facsimile: 403-699-7477

 Facsimile: 403-268-7499

Toll-free:  1-877-968-7878

 Toll-free: 1-866-268-7477

E-mail:  investor@primewestenergy.com

 E-mail: irinfo@shiningbank.com

Website : www.primewestenergy.com

 Website: www.shiningbank.com

PrimeWest Energy Trust, Suite 5100, 150 – 6th Avenue S.W., Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825	Shiningbank Energy Income Fund, Suite 1400, 111 – 5th Avenue S.W., Calgary, Alberta Canada T2P 3Y6 Telephone: (403) 268-7477 Facsimile: (403) 268-7499